January 26, 2026

Jack Kopinsky
Chief Executive Officer
Patriot Acquisition Corp.
Four Radnor Corporate Center
100 Matsonford Road, Suite 210
Radnor, PA 19087

       Re: Patriot Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted December 22, 2025
           CIK No. 0002099095
Dear Jack Kopinsky:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Aaron A. Seamon